Neuberger Berman Investment Advisers LLC
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NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND
ANNOUNCES INCREASE IN MONTHLY DISTRIBUTION AND OTHER
DISCOUNT MITIGATION MEASURES

NEW YORK July 25, 2016 —  Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE MKT: NRO) (the “Fund”) has announced a 33.3% increase in its monthly distribution rate to $0.04 per share of common stock from the prior monthly distribution rate of $0.03 per share.  The Fund has also declared its next monthly distribution at the new rate, which is payable on August 31, 2016, has a record date of August 15, 2016 and has an ex-date of August 11, 2016.
Like many closed-end funds, the Fund’s common stock has traded in the secondary market at a persistent discount to its net asset value per share (“NAV”).  Year to date through June 30, 2016, NRO’s common stock has traded at an average daily discount to its NAV of 12.89%.  The Fund’s Board of Directors (the “Board”) and the Fund’s investment manager, Neuberger Berman Investment Advisers LLC (“NBIA”), have conducted, and will continue, a comprehensive review of potential actions that may benefit the Fund and its stockholders.  The distribution rate increase and the tender offers being announced today are the latest steps that the Board and NBIA have undertaken in an ongoing effort to improve stockholder value.

Conditional Tender Offer and Tender Offer Program
As part of the ongoing effort to improve the Fund’s valuation in the secondary market and narrow the discount at which the market price of the Fund’s common stock has traded relative to its NAV, the Fund is also announcing today the adoption of a Conditional Tender Offer and a Tender Offer Program (each as defined below).
In the near term, if the Fund’s common stock trades at an average daily discount to NAV of greater than 10% during the measurement period from December 31, 2015 through September 30, 2016, the Fund will conduct a tender offer for up to 15% of its outstanding shares of common stock at a price equal to 98% of the Fund’s NAV determined on the day the tender offer expires (the “Conditional Tender Offer”).
Additionally, the Fund is announcing the adoption of a tender offer program that will commence on January 1, 2017 and consists of up to two tender offers (the “Tender Offer Program”).    Under the Tender Offer Program, the Fund will conduct two 12-week measurement periods (each a “Measurement Period”).  If the Fund’s common stock trades at an average daily discount to NAV of greater than 10% during a Measurement Period, the Fund will conduct a tender offer for at least 8% of its outstanding shares of common stock at a price equal to 98% of the Fund’s NAV determined on the day the tender offer expires.  In determining the maximum size of the tender offers under the Tender Offer Program, the Board may consider, among other things, the then-current market conditions and outlook for the Fund, the size of the average daily discount during the Measurement Period, the potential impact of a tender offer at different levels on the Fund’s expense ratio, the potential tax consequences of the tender offer on the Fund and non-tendering common stockholders and the potential impact on the Fund as a whole.  By maintaining discretion over the maximum size of the tender offers, the Board can more appropriately exercise its fiduciary duties and consider the best interests of the Fund and its stockholders in light of the then-current market conditions.
In approving the Conditional Tender Offer and the Tender Offer Program (together, the “Tender Offers”) as part of an ongoing review and effort to improve stockholder value, the Board considered numerous factors, including, the potential benefits to stockholders, the ability of the Fund to pay for the tendered shares, the current and historic discount that the Fund has traded at relative to its NAV, concerns that certain common stockholders have voiced to NBIA about the Fund’s discount and inquiries from other investors as to whether the Fund would conduct tender offers, or had in place currently a tender offer program, in order to address the discount.  The Board also considered that the Tender Offers may potentially: (i) narrow the discount to NAV at which the Fund’s common stock has traded; (ii) enable stockholders to tender their shares at a price that would be greater than what they could realize in the secondary market at that time; (iii) increase liquidity of the common stock; and (iv) have a marginally accretive impact on NAV for common stockholders that remain invested in the Fund.  There can be no assurance that the Tender Offers will cause the discount at which the Fund’s common stock trades to narrow, particularly in the long term, or that the common stock will trade at a price equal to or near its NAV.  Likewise, there can be no assurance that the Tender Offers will not have a negative impact on the Fund’s earnings per share.  In approving the Tender Offers, the Board also considered other potential negative effects, such as the effect the Tender Offers may have on the Fund’s expense ratio and the amount of leverage that it will be able to employ.

Distribution Rate Increase
The increased distribution rate being announced today represents an annualized distribution rate of 8.20% per share based on the Fund’s closing market price of $5.85 per share on July 22, 2016.  The decision to increase the Fund’s common stock distribution rate was the result of an ongoing effort to enhance stockholder value, including an effort to address the discount at which the Fund’s common stock trades relative to its NAV.  As part of its evaluation, the Board considered the Fund’s current and projected level of earnings, as well as the expected cost of leverage.
Under the Fund’s level distribution policy, the Fund anticipates that it will make regular monthly distributions, subject to market conditions, at the increased rate of $0.04 per share, unless further action is taken to determine another rate.  There is no assurance that the Fund will always be able to pay a distribution of any particular size, or that a distribution will consist of only net investment income.  The Fund’s ability to maintain its current distribution rate will depend on a number of factors, including the stability of income received from its investments, availability of capital gains, the cost of leverage and the level of other Fund expenses.
The distribution announced today, as well as future distributions, may consist of net investment income, realized capital gains and return of capital. In compliance with Section 19 of the Investment Company Act of 1940, as amended, a notice would be provided for any distribution that does not consist solely of net investment income.  The notice would be for informational purposes, and would disclose, among other things, estimated portions of the distribution, if any, consisting of net investment income, capital gains and return of capital.
The distribution rate increase and the Tender Offers being announced today are the latest steps that the Board and NBIA have undertaken in an ongoing effort to enhance stockholder value and to address the discount at which the Fund’s common stock has traded relative to its NAV.  Both the Board and NBIA will continue their comprehensive review of potential actions that may benefit the Fund and its stockholders.
This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  The Fund has not commenced the Tender Offers described in this release.  Any Tender Offer will be made only by an offer to purchase, a related letter of transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO.  Stockholders should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available, as they will contain important information about the Tender Offers.

About Neuberger Berman
Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager.  The firm manages equities, fixed income, private equity and hedge fund portfolios for institutions and advisors worldwide.  With offices in 19 countries, Neuberger Berman’s team is more than 2,100 professionals and the company was named by Pensions & Investments as a 2013, 2014 and 2015 Best Place to Work in Money Management.  Tenured, stable and long-term in focus, the firm fosters an investment culture of fundamental research and independent thinking.  It manages $246 billion in client assets as of June 30, 2016.  For more information, please visit our website at www.nb.com.
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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment adviser to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.